UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

HP INC.
(Name of Subject Company)

HP INC.
(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

40434L105
(CUSIP Number of Class of Securities)

Kim Rivera, Esq. President, Strategy and Business Management, Chief Legal Officer and Secretary HP Inc.	Ruairidh Ross Global Head of Strategic Legal Matters & Assistant Corporate Secretary HP Inc.

1501 Page Mill Road
Palo Alto, California 94304
Telephone:  (650) 857-1501
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Steven A. Cohen, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by HP Inc., a Delaware corporation (“HP”), with the Securities and Exchange Commission on March 5, 2020, relating to the unsolicited offer by XHC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Xerox Holdings Corporation (“Xerox”), a New York corporation, to exchange any and all of the issued and outstanding shares of HP’s Common Stock, par value $0.01 per share (“HP Common Stock”), for, at the election of the holder, $18.40 in cash and 0.149 shares of Xerox Common Stock, par value $1.00 per share (“Xerox Common Stock”) (together with the $18.40 in cash, the “Standard Offer Consideration”), an amount in cash equal to the equivalent market value of the Standard Offer Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the New York Stock Exchange (the “NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding 5:00 p.m., New York City time, on April 21, 2020 (such time, as it may be extended, the “Expiration Date”)), or a number of shares of Xerox Common Stock having a value equal to the equivalent market value of the Standard Offer Consideration (based on the average of the closing prices of Xerox Common Stock as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the Expiration Date), subject to proration, as disclosed in the Prospectus/Offer to Exchange dated March 2, 2020 and the related Letter of Transmittal.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 2. Identity and Background of Filing Person; Item 4. The Solicitation or Recommendation

Item 2 of the Statement and Item 4 of the Statement are hereby amended and supplemented as follows:

The following text is hereby added after the last paragraph under the caption “Exchange Offer” in Item 2 of the Statement and after the last paragraph under the caption “Background of the Offer” in Item 4 of the Statement:

On March 31, 2020, Xerox announced that the Offer had been terminated and filed Amendment No. 1 to the Tender Offer Statement on Schedule TO announcing the termination of the Offer and stating that the exchange agent for the Offer had been instructed to promptly return all tendered shares of HP Common Stock to the tendering stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020

HP INC.

By:	/s/ Ruairidh Ross
Name:	Ruairidh Ross
Title:	Global Head of Strategic Legal Matters & Assistant Corporate Secretary